(An Exploration Stage Company)

Condensed Interim Consolidated Financial Statements

June 30, 2019

(Unaudited – in U.S. Dollars)

Notice to Reader:

These condensed interim consolidated financial statements have not been reviewed by the Company’s independent auditor. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 – Continuous Disclosure Obligations.

Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited-in thousands of U.S. Dollars)

	Note	June 30, 2019	December 31, 2018
Assets		$	$
Current assets:
Cash and cash equivalents		3,892	47
Other receivable		5	2
Marketable securities	3	178	156
Prepaid		10	4
		4,085	209
Non-current assets:
Exploration and evaluation assets	4	27,240	32,533
Reclamation bonds		36	62
		27,276	32,595
Total Assets		31,361	32,804

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		103	365
Convertible notes	6	875	-
Loan payable	5	-	305
Related party loan payable	10 (c)	-	210
		978	880
Non-current liability
Convertible notes	6	-	721
Derivative liabilities	7	552	572
		552	1,293
Total Liabilities		1,530	2,173
Shareholders' Equity
Share capital	8	100,877	100,729
Share-based compensation reserve		18,914	18,820
Deficit		(89,960)	(88,918)
		29,831	30,631
Total Liabilities and Shareholders' Equity		31,361	32,804

See the accompanying notes to the condensed interim consolidated financial statements.

Approved on behalf of the Board of Directors on August 8, 2019:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

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Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited- In thousands of U.S. Dollars, except for shares and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2019	2018	2019	2018
		$	$	$	$
General administrative expenses
Administration and office		67	79	130	138
Consulting		-	-	16	-
Investor relations and communications		38	15	94	71
Personnel costs	4	205	118	422	236
Professional fees		21	35	43	68
Transfer agent and regulatory fees		27	4	50	27
Travel and development		21	8	81	37
		(379)	(259)	(836)	(577)

Fair value gain on derivative liabilities		341	74	20	247
Foreign exchange gain (loss)		(4)	8	(14)	2
Unrealized gain on marketable securities		62	23	22	53
Interest and other		(44)	(6)	(124)	(42)
Share-based compensation	9 (b)	(110)	-	(110)	-
		245	99	(206)	260
Loss and comprehensive loss for the period		(134)	(160)	(1,042)	(317)
Loss per share - basic and diluted		(0.00)	(0.00)	(0.01)	(0.00)
Weighted average number of common shares outstanding		204,369,314	200,969,314	204,072,076	200,969,314

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited- In thousands of U.S. Dollars)

	For the six months ended June 30,
	2019	2018
	$	$
Operating activities
Net loss for the period	(1,042)	(317)
Items not involving cash:
Fair value gain on derivative liabilities	(20)	(247)
Foreign exchange loss (gain)	14	(2)
Interest expense	154	16
Share-based compensation	110	-
Unrealized gain on marketable securities	(22)	(53)
	(806)	(603)
Changes in non-cash working capital
Other receivable	(3)	1
Prepaid	(6)	-
Accounts payable and accrued liabilities	(211)	(18)
Cash used in operating activities	(1,026)	(620)

Financing activities
Shares issued for cash	132	-
Loan payable	(529)	228
Cash used in financing activities	(397)	228

Investing activities
Expenditures on mineral properties	(443)	(1,132)
Net proceeds from sale of water rights	5,685	-
Reclamation bonds	26	-
Cash provided by (used) in investing activities	5,268	(1,132)
Effect of foreign exchange on cash and cash equivalents	-	36
Increase (decrease) in cash and cash equivalents	3,845	(1,488)
Cash and cash equivalents, beginning of period	47	1,575
Cash and cash equivalents, end of period	3,892	87
Supplemental cash flow information
Exploration expenditures included in accounts payable	$45	$66
Interest paid in cash	$32	$-

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - In thousands of U.S. Dollars, except for shares)

	Common Shares		Share-based
	Number of	Amounts	compensation reserve	Deficit	Total
	Shares	($)	($)	($)	($)
Balance, December 31, 2017	200,969,314	100,729	18,729	(87,499)	31,959
Net loss for the period	-	-	-	(317)	(317)
Balance, June 30, 2018	200,969,314	100,729	18,729	(87,816)	31,642

Balance, December 31, 2018	200,969,314	100,729	18,820	(88,918)	30,631
Shares issued for cash	3,000,000	113	-	-	113
Shares issued for stock options exercised	400,000	35	(16)	-	19
Share-based compensation	-	-	110	-	110
Net loss for the period	-	-	-	(1,042)	(1,042)
Balance, June 30, 2019	204,369,314	100,877	18,914	(89,960)	29,831

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

1.	NATURE OF OPERATIONS

Quaterra Resources Inc. (together with its subsidiaries, “Quaterra” or the “Company”) is a copper exploration company working on its mineral properties located in Nevada and Alaska, United States. The Company is incorporated in British Columbia, Canada. Its head office is located at 1100 - 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5.

The Company acquires mineral properties by way of option or lease agreements and defers all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company’s continued existence is dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to acquire new properties and obtain funding to complete the exploration activities.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICY CHANGE

a.	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards, (“IFRS”) as issued by the International Accounting Standards Board. The Company’s significant accounting policies and critical accounting estimates applied in these financial statements are consistent with those described in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2018, except in relation to leases as described in 2(c) below.

b.	Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies, reported amounts and disclosures. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information are considered to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required.

c.	Accounting policy change – Adoption of IFRS 16 Leases

The Company adopted the provisions of IFRS 16 Leases effective January 1, 2019.

IFRS 16, Leases, provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company does not have any leases, accordingly, the adoption of IFRS 16 does not have a significant impact on its financial statements.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

3.	MARKETABLE SECURITIES

The Company holds 1,942,795 common shares of Grande Portage Resources Ltd. with a market value of $178,143 (December 31, 2018 - $156,654).

During the six months ended June 30, 2019, a $21,489 gain was recognized in the Statement of Loss.

4.	MINERAL PROPERTIES

The Company owns a 100% interest in the MacArthur and Yerington properties, has an option to earn a 100% interest in the Bear and Wassuk properties, and a 90% interest in Groundhog property, respectively.

On September 13, 2018, the Company entered into a purchase and sale agreement, subsequently amended, with Desert Pearl Farms LLC (“Desert Pearl”), to sell certain primary groundwater rights associated with its copper property in Yerington for adjusted gross proceeds of $6.02 million.

Desert Pearl deposited an initial $625,920 into escrow, half of which was released to the Company in October 2018 and January 2019, respectively, for its corporate use. On March 3, 2019, the Company announced the closing of the water rights sale and received the remaining net proceeds of $5.37 million. The net proceeds have been recorded as a reduction of the related mineral interest according to the Company’s accounting policy.

The Company defers acquisition, exploration and evaluation costs related to the properties on which it is conducting exploration. During the six months ended June 30, 2019, $185,337 personnel costs related to the Company’s U.S. technical employees were expensed in the Statement of Loss.

As of June 30, 2019, total mineral property maintenance and exploration costs are listed in the table below:

	MacArthur	Yerington	Bear	Wassuk	Groundhog	Total
(In thousands of U.S. dollars)	$	$	$	$	$	$
Balance, December 31, 2018	18,218	10,578	1,012	1,105	1,620	32,533
Property maintenance	-	15	138	-	-	153
Geological & mapping	2	-	7	-	19	28
Environmental	-	103	-	-	-	103
Other	-	12	-	-	65	77
Technical study	31	-	-	-	-	31
	33	130	145	-	84	392
Net proceeds from water right sale	-	(5,685)	-	-	-	(5,685)
Balance, June 30, 2019	18,251	5,023	1,157	1,105	1,704	27,240

a)	MacArthur and Yerington, Nevada

The MacArthur property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to a 1% NSR royalty for a consideration of $1.0 million.

The Yerington property has a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

b)	Bear Deposit, Nevada

The Bear Deposit consists of five option agreements covering private land in Yerington, Nevada. Under the terms of these option agreements, as amended, the Company is required to make approximately $5.0 million in cash payments over 11 years ($4.54 million paid) in order to maintain the exclusive right to purchase the land, mineral rights, and certain water rights and to conduct mineral exploration on these properties.

Outstanding payments due under the five option agreements by year are as follows:

•	$238,000 due in 2019 ($138,000 paid);
•	$188,000 due in 2020;
•	$63,000 each due in 2021 and 2022 respectively, and
•	$101,000 due in 2023.

c)	Wassuk, Nevada

The Company has an option to earn an interest in certain unpatented mining claims in Yerington, amended, over ten years and is required to make $1.51 million in cash payments ($0.9 million paid) and incur a work commitment of $300,000 ($92,112 incurred) by August 1, 2021. The remaining option balance is due on each anniversary from August 1, 2019, through 2021 in the amounts of $55,000, $60,000 and $500,000, respectively.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1.5 million.

d)	Groundhog, Alaska

On April 25, 2017, the Company signed a five-year lease agreement, subsequently amended to six years, with Chuchuna Minerals Company (“Chuchuna”) to earn a 90% interest in the Groundhog property located in Alaska. To earn its 90% interest, the Company is required to provide Chuchuna with a total of $5 million in exploration funding (a minimum $0.5 million per year after year one) plus a lump sum of $3 million in the final year.

The Company has no obligation to exercise its option and can terminate the agreement at its discretion annually. Since April 2017, the Company has met its annual commitments and funded total $1.63 million in exploration. The Company is committed for its $0.5 million minimum exploration expenditures in 2019.

5.	LOAN PAYABLE

The Company borrowed $500,000 by a secured note from Freeport-McMoRan Nevada LLC (“Freeport Nevada”) on May 8, 2015, in order to facilitate a real property interest acquisition within the Bear Deposit area. The loan was extended and partially repaid in 2018, and as of September 6, 2018, the remaining amount of $295,467 was agreed to mature on March 6, 2019, with an annual interest rate of 10%, compound daily.

The Company recorded $5,559 interest expenses during the six months ended June 30, 2019, and fully repaid $310,700 to Freeport Nevada on March 6, 2019.

6.	CONVERTIBLE NOTES

On August 28 and September 20, 2018, the Company completed a non-brokered financing in tranches by way of secured convertible notes for gross proceeds of $550,000 and Canadian dollars (“CAD”) $550,000 each. The convertible notes bear simple interest at a rate of 10% per annum, payable in arrears, until February 28, 2020, and March 20, 2020 (CAD$50,000). Interest may be paid in cash or shares at the option of the note’s holders, subject to regulatory approvals in the case of share payments.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

The outstanding principal amount is convertible into units of the Company at a price of $0.05 or CAD 0.065 per unit in the first 12 months, and $0.075 or CAD 0.10 thereafter until the maturity date. Each unit consists of a common share and a warrant; each warrant would entitle the holder to acquire an additional common share at a price of $0.05 or CAD 0.065 for a period of four years subject to acceleration provisions.

The conversion option is a derivative liability based on the fact the conversion into units could result a variable number of shares to be issued. At inception, the convertible notes were recorded at a fair value of $618,572 using the Black-Scholes model.

During the six months ended June 30, 2019, the Company recorded $154,532 interest expenses for the convertible notes:

Residual value
(In thousands of U.S. Dollars)	($)
Convertible note at maturity	973

Convertible note at date of issue	619
Interest expenses	102
Balance at December 31, 2018	721
Interest expenses	154
Balance at June 30, 2019	875

7.	DERIVATIVE LIABILITIES

In connection with the issuance of the above convertible debentures and 19,000,000 warrants in an asset purchase agreement with Freeport-McMoRan Mineral Properties Inc. issued on October 3, 2014, the conversion option and the warrants are classified as derivative liabilities, carried at fair value and revalued at each reporting date.

As of June 30, 2019, the derivative liabilities were revalued using the weighted average assumptions: volatility of 98%, expected term of 3 years, discount rate of 1.58% and dividend yield of 0%:

Fair value
(In thousands of U.S. Dollars)	($)
At December 31, 2017	587
Issuance of convertible notes	343
Change in fair value estimates	(358)
At December 31, 2018	572
Change in fair value estimates	(20)
At June 30, 2019	552

8.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

During the six months ended June 30, 2019, the Company closed a non-brokered private placement by issuing 3,000,000 common shares for a gross proceed of CAD 150,000 and received CAD$25,000 for 400,000 stock options exercised.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

9.	WARRANTS AND STOCK OPTIONS

a)	Share purchase warrants

As of June 30, 2019, the Company had 19 million warrants exercisable at $0.16 until October 3, 2019.

b)	Stock options

The Company has a stock option plan under which it is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The table below presents changes in stock options during the six months ended June 30, 2019:

	Number of	Weighted Average
	Options	Exercise Price (CAD$)
Outstanding, beginning of period	14,860,000	0.09
Granted	2,950,000	0.065
Expired	(2,815,000)	0.10
Exercised	(400,000)	0.0625
Outstanding, end of period	14,595,000	0.08
Exercisable, end of period	14,595,000	0.08

The following table summarizes information about stock options outstanding by expiry dates with an exercise price in Canadian dollars:

	Exercise Price	Number of Options Outstanding
Expiry Date	(CAD$)	June 30, 2019	December 31, 2018
June 25, 2019	0.10	-	2,815,000
December 31, 2019	0.05	1,000,000	1,000,000
March 26, 2020	0.05	200,000	200,000
July 16, 2020	0.13	2,380,000	2,380,000
April 14, 2021	0.065	2,795,000	2,995,000
June 23, 2022	0.095	2,900,000	2,900,000
September 20, 2023	0.06	2,370,000	2,570,000
June 21, 2024	0.065	2,950,000	-
		14,595,000	14,860,000

The Company used the following assumptions in the Black-Scholes option pricing model: volatility 103%, risk-free interest rate 1.4%, expected life 5 years, forfeiture rate and expected dividend yield 0%.

Share-based payment expenses were allocated as follows:

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

	Three and six months ended June 30,
(In thousands of U.S. Dollars)	2019	2018
	$	$
Consultants	32	-
Directors and officers	60	-
Employees	18	-
	110	-

10.	RELATED PARTY TRANSACTIONS

a)

Key management comprises directors and executive officers. In the event of a change of control, certain executive officers are entitled to termination benefits equal to the amount that would have been paid during the unexpired term of their employment agreement, and others to the equivalent of either one or two years’ salary. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. Dollars)	2019	2018	2019	2018
	$	$	$	$
Salaries	106	109	212	218
Directors' fees	9	9	18	18
Share-based compensation	60	-	60	-
	175	118	290	236

b)

Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary Mr. Lawrence Page. During the six months ended June 30, 2019, the Company paid $47,294 (CAD $63,180) to Manex for its Vancouver office space and general office services. During the period the Company renegotiated its service agreement with Manex at a monthly rate of CAD $7,500 effective April 1, 2019. Either party can terminate the agreement at any time with a 60-day written notice.

c)

During the 2018 year-end, Mr. Thomas Patton, Chairman of the Company, advanced a total of CAD $400,000 as a loan to the Company in order for it to meet its operating expense requirements. The loan was unsecured, bearing an interest of 10% per annum. $100,000 (CAD $130,000) was repaid in August 2018, the remaining principal and accrued interest totaling $218,369 (CAD $292,134) was repaid on March 12, 2019.

11.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. As of June 30, 2019, all the Company’s significant non-current assets are located in the United States.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

12.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENT RISKS

There has been no change in the Company’s approach to capital management, the financial instrument risks or management’s approach to those risks during the period ended June 30, 2019.

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